UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No.2


                    Under the Securities Exchange Act of 1934

                             GULFMARK OFFSHORE, INC.
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                    402629109
                                 (CUSIP Number)

                               Jeffrey A Welikson
                       Senior Vice President and Secretary
                          Lehman Brothers Holdings Inc.
                                 399 Park Avenue
                               New York, NY 10022
                                 (212) 526-0858

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 12, 2002

                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7). NOT APPLICABLE



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CUSIP No.
402629109

1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lehman Brothers Holdings Inc.
     13-3216325

2)  Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [  ]
     (b)  [  ]


3)  SEC Use Only


4)  Source of Funds (see instructions)
     OO

5) Check Box if Disclosure of Legal Proceedings is Requires
     Pursuant to Items 2(d) or 2(E)
     [ ]

6)  Citizenship or Place of Organization
     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

7)  Sole Voting Power
     2,030,226

8)  Shared Voting Power
     -0-

9)  Sole Dispositive Power
     2,030,226

10) Shared Dispositive Power
      -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person
      2,030,226


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12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       [ ]

13) Percent of Class Represented by Amount in Row 9

      20.93%


14) Type of Reporting Person
      HC/CO


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                                                                               4


Schedule 13D

Item 1.  Security and Issuer

This statement relates to the Common Stock, par value $0.01 (the "Common Stock"), of GulfMark Offshore, Inc., a Delaware corporation ("GulfMark Offshore"). The address of the principal executive offices of4400 Post Oak Parkway, Suite 1170, Houston, Texas 77027-3414.

Item 2.  Identity and Background


This statement is filed on behalf of Lehman Brothers Holdings Inc., Delaware corporation ("Holdings"), 745 Seventh Avenue, New York, New York 10019.

 Holdings is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth clients and customers.


The names, residence or business addresses, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Person are set forth in Appendix A hereto.


Neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of the persons listed in Appendix A hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source of Funds or Other Consideration


No change.


Item 4.  Purpose of Transaction


No change.


Item 5.  Interest in Securities of the Issuer


(a) See Item 4. On March 12, 2002, Gulfmark issued 1,500,000 additional shares of Common Stock in a public offering registered under the Securities Act of 1933, as amended (the "Securities Act"). According to Gulfmark's Prospectus dated March 12, 2002, filed with the Securities Exchange Commission on March 13, 2002, pursuant to Rule 424(b) under the Securities Act, the number of shares of Common Stock outstanding after the offering is 9,699,137. Accordingly, the percentage of the Common Stock beneficially owned by the Reporting Persons as of the date hereof is as indicated in Item 13 of the cover page. Since the filing of the Reporting Persons' Amendment No.1 to Schedule 13D on February 14, 2002 ("13D Amendment No.1") there has been no change to the number of the Issuer's shares of Common Stock beneficially owned by the Reporting Person.


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(b)      No change.

(c)      No change.

(d)      No change.

(e)      No change.



Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


No change.


Item 7.  Material to be Filed as Exhibits.

Agreement and Plan of Merger, dated as of December 5, 1996, among EVI, GulfMark, Sub and GulfMark Offshore (incorporated by reference to Exhibit 2.2 to Form 8K, File No. 0-7265, filed December 26, 1996)


Agreement and Plan of Distribution, dated as of dated as of December 5, 1996, among EVI, GulfMark and GulfMark Offshore (incorporated by reference to Exhibit
2.3 to Form 8K, File No. 0-7265, filed December 26, 1996)

Letter Agreement, dated March 14, 1997 (incorporated by reference to Exhibit A to the Reporting Persons' 13 D Amendment No.1 filed February 14, 2002.)


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                                                                               6

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 18, 2002


LEHMAN BROTHERS HOLDINGS INC.

By:  /s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Vice President


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                                   APPENDIX A

                          LEHMAN BROTHERS HOLDINGS INC.

                               BOARD OF DIRECTORS



NAME / TITLE                                        BUSINESS ADDRESS


Michael L. Ainslie                                Lehman Brothers Holdings Inc.
Private Investor and former                       745 Seventh Avenue
President and Chief Executive                     New York, New York 10019
Officer of Sotheby's Holdings

John F. Akers                                     Lehman Brothers Holdings Inc.
Retired Chairman of                               745 Seventh Avenue
International Business Machines                   New York, New York 10019
Corporation

Roger S. Berlind                                  Lehman Brothers Holdings Inc.
Theatrical Producer                               745 Seventh Avenue
                                                  New York, New York 10019

Thomas H. Cruikshank                              Lehman Brothers Holdings Inc.
Retired Chairman and Chief                        745 Seventh Avenue
Executive Officer of Halliburton                  New York, New York 10019
Company

Richard S. Fuld, Jr.                              Lehman Brothers Holdings Inc.
Chairman and Chief Executive                      745 Seventh Avenue
Officer of                                        New York, New York 10019
Lehman Brothers Holdings Inc.

Henry Kaufman                                     Lehman Brothers Holdings Inc.
President of Henry Kaufman &                      745 Seventh Avenue
Company, Inc.                                     New York, New York 10019

John D. Macomber                                  Lehman Brothers Holdings Inc.
Principal of JDM Investment Group                 745 Seventh Avenue
                                                  New York, New York 10019


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                                                                               8


Dina Merrill                                      Lehman Brothers Holdings Inc.
Director and Vice                                 745 Seventh Avenue
Chairman of RKO Pictures, Inc.                    New York, New York 10019
and Actress


All of the above individuals are citizens of the United States.


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                          LEHMAN BROTHERS HOLDINGS INC.

                               EXECUTIVE OFFICERS


NAME / TITLE                                            BUSINESS ADDRESS

Richard S. Fuld, Jr.                              Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer              745 Seventh Avenue
of Lehman Brothers Holdings Inc.                  New York, New York 10019

David Goldfarb                                    Lehman Brothers Holdings Inc.
Chief Financial Officer                           745 Seventh Avenue
                                                  New York, New York 10019

Joseph M. Gregory                                 Lehman Brothers Holdings Inc.
Chief Administrative Officer                      745 Seventh Avenue
                                                  New York, New York 10019

Jeremy M. Isaacs                                  Lehman Brothers Holdings Inc.
Chief Executive Officer-                          One Broadgate London
Europe and Asia                                   EC2M7HA
                                                  United Kingdom

Bradley H. Jack                                   Lehman Brothers Holdings Inc.
Head of Investment Banking                        745 Seventh Avenue
Division                                          New York, New York 10019

Jeffrey Vanderbeek                                Lehman Brothers Holdings Inc.
Head of Capital Markets Division                  745 Seventh Avenue
                                                  New York, New York 10019

All of the above individuals are citizens of the United States, except Mr. Isaacs, who is a citizen of the United Kingdom.